`FIRST AMENDMENT TO THE AMENDED AND RESTATED BYLAWS

EFFECTIVE APRIL 4, 2017

Article XIV of the Corporation’s Bylaws is hereby amended to add the following section:

Section 5. Amendments to Articles of Incorporation. Except where otherwise restricted by law, the Board of Directors shall have the power to alter, amend, or modify the Articles of Incorporation of the Company without the consent or approval of the shareholders, where the Board of the Directors deems such alteration or amendment to be in the best interest of the Company and the shareholders.